EXHIBIT 99.3

Valneva announces trading resumption of its ordinary shares on Euronext Paris

Saint-Herblain (France), October 29, 2021 – Valneva SE (Nasdaq: VALN; Euronext Paris: VLA) (the “Company”), a specialty vaccine company, announces trading resumption of its ordinary shares on the regulated market of Euronext in Paris as from 3:30 PM CET today.

Trading in the ordinary shares of Valneva was suspended at the request of the Company on October 29, 2021 from 9:00 AM CET in connection with its global offering announced on October 26, 2021, in order to allow for the confirmation of allocations to investors and for the commencement of trading of the Company’s additional American Depositary Shares on the Nasdaq Global Select Market.

About Valneva SE
Valneva is a specialty vaccine company focused on the development and commercialization of prophylactic vaccines for infectious diseases with significant unmet medical need. The Company takes a highly specialized and targeted approach to vaccine development and then applies its deep understanding of vaccine science to develop prophylactic vaccines addressing these diseases. Valneva has leveraged its expertise and capabilities both to successfully commercialize two vaccines and to rapidly advance a broad range of vaccine candidates into and through the clinic, including candidates against Lyme disease, the chikungunya virus and COVID-19.

Media & Investors Contacts Laëtitia Bachelot-Fontaine VP Global Communications & European Investor Relations M +33 (0)6 4516 7099 laetitia.bachelot-fontaine@valneva.com	Joshua Drumm VP Global Investor Relations M +001 917 815 4520 joshua.drumm@valneva.com